SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 6, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the information that appears immediately following this page.

First Quarter 2008 Results Zurich, 6 May 2008 www.ubs.com Marcel Rohner (Chief Executive Officer) Marco Suter (Chief Financial Officer) Jerker Johansson (CEO Investment Bank) Tom Hill (Chief Communication Officer)

Caution regarding forward looking statements This presentation contains statements that constitute "forward-looking statements", including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to UBS's business and the implementation of strategic initiatives, as well as other statements relating to UBS's future business development and economic performance and UBS's intentions with respect to future returns of capital. While these forward-looking statements represent UBS's judgments and future expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the United States subprime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS's positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of UBS's internal risk management processes, of its risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS's access to capital and funding, including any changes in UBS's credit ratings; (7) changes in the financial position or creditworthiness of UBS's customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS's Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS's BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

www.ubs.com Marcel Rohner (Chief Executive Officer)

Overview Q1 actions: Risk Balance sheet Costs Capital Long-term measures: IB Efficiency Risks Q2 drivers

Q1 actions: balance sheet and risk weighted asset reduction Substantial progress in reduction of balance sheet and risk Accelerated reduction required some investment Including rights issue, Tier 1 ratio stands at 11.8% Capital raises in Q1 and Q2 0 500 1,000 1,500 2,000 2,500 All other assets Positive replacement values All other liabilities Negative replacement values (CHF bn) Group B/S and RWA Dec 07 Group B/S and RWA Mar 08 428 444 573 573 1,845 1,787 1,658 1,635 2,273 2,231 372 333 RWA, Dec 07 Basel I, Mar 08 Basel II Assets Assets Liabilities Liabilities

Q1 actions: work-out portfolio activity Continuous and active risk reduction for the work-out portfolio Further risk reductions and alternative hedging strategies are continuously assessed and implemented

Q1 actions: operating expenses 368 7,847 7,479 8,918 (1,010) (429) 5'000 7'500 10'000 4Q07 Personnel G&A, excluding provisions Other expenses, including provisions 1Q08 (CHF m) Supported by favorable currency movements, we achieved significant reductions in all recurring cost categories

Long-term measures: efficiency Efficiency is the highest management priority The Investment Bank will immediately reduce staff by 2,600 positions The rest of the Group will increase efficiency largely through attrition and internal labor markets to source front office personnel. We will continue to hire financial advisors Based on the current environment, we expect the number of personnel in June 2009 to be approximately 78,000 or 5,500 less than today The Group cost run-rate is targeted to fall to CHF 28 billion, more than 10% below today's level

Long-term measures: underlying profitability Upon completion of its repositioning, we target the IB to deliver CHF 4 billion pre-tax contribution in a normalized market We will continue to increase operational leverage of our wealth management platform whilst growing our front office We will complete the overhaul of our asset management business to return to NNM growth

Q2 drivers Q2 devoted to re-construction and re-positioning of our Investment Bank and balance sheet Continued investment in reduction of risk and balance sheet Continued active risk management of the work-out portfolio Decreasing UBS credit spreads will revert own credit adjustment

www.ubs.com Marco Suter (Chief Financial Officer)

Overview of the changes in presentation Adoption of new accounting standard - IFRS 2 Changes to the presentation: discontinuation of the adjusted expected credit loss concept Industrial Holdings reported in Corporate Center new revenue split in the Investment Bank Implementation of Basel II New equity attribution framework

1Q08 key figures: as pre-announced on 1st of April and actual Actual Net loss attributable to shareholders (CHF m) (11,535) Investment Bank pre-tax loss (CHF m) (18,228) Corporate Center pre-tax profit (CHF m) 3,947 Global AM pre-tax profit (CHF m) 330 Tier 1 capital ratio as of 31 March 2008 (%) 6.9 Global WM&BB pre-tax profit (CHF m) 2,152 Pro-forma Tier 1 capital ratio (%) ~ 11.82 Pro-forma total capital ratio (%) ~ 15.62 Announcement 1st April ~ (12,000) ~ (18,000) 3,500 - 4,000 ~ 300 n/a ~ 2,100 ~ 10.61 ~ 14.01 1 Includes rights issue 2 Includes rights issue and hybrid Tier 1

Global WM&BB 5,982 3,792 2,190 6,316 3,854 2,462 5,849 3,697 2,152 2,000 4,000 6,000 8,000 Revenues Expenses Pre-tax profit (CHF m) 1Q07 4Q07 1Q08 QoQ: (4%) YoY: (3%) QoQ: (13%) YoY: (2%) QoQ: (7%) YoY: (2%) 63.6 60.9 63.2 10 20 30 40 50 60 70 80 90 100 Cost / Income (%) 1Q07 4Q07 1Q08 QoQ: 2.3 pts YoY: (0.4) pts 0 0

WM International & Switzerland 3,071 1,568 1,503 3,298 1,646 1,652 3,054 1,625 1,429 0 1,000 2,000 3,000 4,000 5,000 Revenues Expenses Pre-tax profit (CHF m) 1Q07 4Q07 1Q08 QoQ: (1%) YoY: 4% QoQ: (13%) YoY: (5%) QoQ: (7%) YoY: (1%) 51.1 49.9 53.2 0 10 20 30 40 50 60 70 80 90 100 Cost / Income (%) 1Q07 4Q07 1Q08 QoQ: 3.3 pts YoY: 2.1 pts

Business Banking Switzerland 1,301 769 532 1,340 738 602 1,268 728 540 0 1,000 2,000 Revenues Expenses Pre-tax profit (CHF m) 1Q07 4Q07 1Q08 QoQ: (1%) YoY: (5%) QoQ: (10%) YoY: 2% QoQ: (5%) YoY: (3%) 60.1 54.5 57.4 0 10 20 30 40 50 60 70 80 90 100 Cost / Income (%) 1Q07 4Q07 1Q08 QoQ: 2.9 pts YoY: (2.7) pts 500 1,500

WM US 1,610 1,455 155 1,678 1,470 208 1,527 1,344 183 0 1,000 2,000 Revenues Expenses Pre-tax profit (CHF m) 1Q07 4Q07 1Q08 QoQ: (9%) YoY: (8%) QoQ: (12%) YoY: 18% QoQ: (9%) YoY: (5%) 90.4 87.6 88.0 0 10 20 30 40 50 60 70 80 90 100 Cost / Income (%) 1Q07 4Q07 1Q08 QoQ: 0.4 pts YoY: (2.4) pts 500 1,500

Global Asset Management 997 602 395 1,077 592 485 791 461 330 0 500 1,000 1,500 Revenues Expenses Pre-tax profit (CHF m) 1Q07 4Q07 1Q08 QoQ: (22%) YoY: (23%) QoQ: (32%) YoY: (16%) QoQ: (27%) YoY: (21%) 60.4 55.0 58.3 0 10 20 30 40 50 60 70 80 90 100 Cost / Income (%) 1Q07 4Q07 1Q08 QoQ: 3.3 pts YoY: (2.1) pts

Investment Bank N/A N/A 75.1 0 10 20 30 40 50 60 70 80 90 100 Cost / Income (%) 1Q07 4Q07 1Q08 QoQ: N/A YoY: N/A 6,238 4,699 1,539 (11,826) 4,208 (16,034) (14,813) 3,415 (18,228) (20,000) (15,000) (10,000) (5,000) 0 5,000 10,000 Revenues Expenses Pre-tax profit (CHF m) 1Q07 4Q07 1Q08 QoQ: (19%) YoY: (27%) QoQ: N/A YoY: N/A QoQ: N/A YoY: N/A

Net new money 5.6 (1.9) (16.5) (20) (10) 0 10 20 30 40 50 60 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 (CHF bn) WM businesses BB CH Global AM

Invested assets 2,759 (1) (277) (152) 13 (13) 3,189 2,989 2,652 2,125 2,000 2,200 2,400 2,600 2,800 3,000 3,200 3,400 2004 2005 2006 2007 Net new money Acquisitions Market movements / performance Currency Other Mar 08 (CHF bn) (13%)

Operating expenses 7,847 8,918 (1,010) (46) (15) 0 2,500 5,000 7,500 10,000 4Q07 Personnel G&A Other 1Q08 (CHF m) (12%)

Personnel development1 1 Full-time equivalents 2 CC exclude five FTEs from Industrial Holdings 346 276 266 83,839 83,560 (612) (21) 24 83,200 83,300 83,400 83,500 83,600 83,700 83,800 83,900 84,000 84,100 84,200 84,300 Dec 07 WM Int & CH WM US BB CH Global AM IB CC2 Mar 08 (FTEs) 279

General and administrative expenses 414 2,243 2,258 (75) (37) (19) (8) (59) (28) (85) (118) 1,600 1,700 1,800 1,900 2,000 2,100 2,200 2,300 4Q07 Occupancy Rent and maintenance Telecommunications and postage Administration Marketing and public relations Travel and entertainment Professional fees Outsourcing of IT and other services Other 1Q08 (CHF m) (1%)

Equity attribution framework Tangible equity allocation on the basis of Goodwill and intangible assets allocation Average equity attributed GWM&BB IB Global AM 0 5 10 15 20 25 30 35 40 45 50 Risk capital RWA Assets GWM&BB IB Global AM 0 5 10 15 20 25 30 35 40 45 50 GWM&BB IB Global AM 0 5 10 15 20 25 30 35 40 45 50 (CHF bn) (CHF bn) (CHF bn)

Balance sheet and RWA development (CHF) GWM&BB RWA (lhs) IB RWA (lhs) Total assets (rhs) Global AM and CC RWA (lhs) 0 100 200 300 400 500 600 2003 2004 2005 2006 1Q07 2Q07 3Q07 4Q07 1Q08 0 500 1'000 1,500 2,000 2,500 3,000 14% 10% 17% 17% (9%) 7% 1% (2%) (2%) Basel II (CHF bn) (CHF bn) 90 225 18 333

Balance sheet development by product and Business Group Balance sheet by products 408 422 427 417 775 742 584 570 958 846 774 617 335 416 428 573 2,540 2,485 2,273 2,231 0 500 1,000 1,500 2,000 2,500 Jun 07 Sep 07 Dec 07 Mar 08 Lending Collateral trading Trading assets Positive RVs Other assets Balance sheet by Business Group 2'540 2'485 2'273 2'231 0 500 1,000 1,500 2,000 2,500 Jun 07 Sep 07 Dec 07 Mar 08 IB GWM&BB Global AM CC Excluding PRVs balance sheet reduced by approx. CHF 550 bn since Jun 07 (CHF bn) (CHF bn)

RWA and capital ratios 372 333 352 250 300 350 400 Dec 07 Mar 08 Mar 08 (CHF bn) 11.9% 10.3% 10.7% Basel II 8.7% 7.1% 6.9% Tier 1 capital Total capital RWA Basel I 15.6% 11.8% Pro-forma

Tier 1 capital BIS RWA Tier 1 ratio Total capital Total ratio Regulatory capital - Group 31.12.07 (Basel I) Net P&L attributable to shareholders Net P&L not eligible for capital Basel II impact (as per 31.3.08) MCN impact Other / FX IB initiatives (incl. FX) 31.3.08 (Basel II) Rights issue Hybrid Tier 1 issuance Pro-forma, incl. rights issue and hybrid 32.4 (11.5) (5.6) (2.2) 13.0 (3.2) 22.9 15.0 1.6 39.5 372.3 (18.3) (20.7) 333.3 333.3 8.7% 6.9% 11.8% 44.1 35.5 52.1 11.9% 10.7% 15.6% CHF billion and %

US residential mortgage related positions and losses in 1Q08 US Alt-A US sub-prime P&L 1Q08 (6.1) (7.3) 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 P&L represents change in CVA during quarter; Exposures represent current replacement value of protection bought from monoline insurers against CDOs/CLOs/CMBS held by UBS, after credit valuation adjustment; Hedges are deemed effective where UBS believes the monoline insurer remains viable. 3 US RLN exposure has been excluded from the other asset categories. Net exposure1 31 Mar 08 17.1 15.6 USD billion Net exposure1 31 Dec 07 26.6 US RLN program3 (1.6) 8.9 11.2 Monoline2 (1.7) 6.3 3.6 27.6 US prime 9.4 (0.9) 15.3

Other risk positions and losses in 1Q08 P&L 1Q08 Net exposure1 as of 31 Mar 08 USD billion Net exposure1 as of 31 Dec 07 US CRE / CMBS (0.4) 6.3 7.7 Leveraged finance2 (0.3) 8.6 11.4 US student loans (1.0) 10.4 7.7 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Net exposure for leveraged finance represents notional commitment amount

www.ubs.com Jerker Johansson (CEO Investment Bank)

www.ubs.com Marcel Rohner (Chief Executive Officer)

Closing remarks Efficiency Long-term profitability Q2 drivers

Q&A

Appendix

Business Unit Results

Wealth Management Int & CH - NNM and invested assets WM US Global AM IB WM Int & CH BB CH CC Invested assets (93) (71) 3 1,133 1,294 800 1,000 1,200 1,400 Dec 07 Net new money Market movements / performance Currency Mar 08 (CHF bn) (12%) Net new money 2.5 31.3 0 5 10 15 20 25 30 35 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) CHF 93.7 bn

Wealth Management Int & CH – pre-tax profit



(CHF m)
1,700
1,500
1,300
1,100
900
700
500
1,429
1,578
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

38

Wealth Management US - NNM and invested assets WM US Global AM IB WM Int & CH BB CH CC Invested assets 3 (1) (31) (102) 709 840 500 700 900 Dec 07 Net new money Acquisitions Market movements / performance Currency Mar 08 (CHF bn) (16%) Net new money 3.1 6.7 0 2 4 6 8 10 12 14 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) CHF 18.8 bn

Wealth Management US – key figures

Pre-tax profit


300
200
100
0
(100)
(CHF m)
183
169
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

Cost / income ratio


105
100
95
90
85
80
(%)
88
90
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

Recurring income


1,100
1,000
900
800
700
600
500
400
(CHF m)
954
1,043
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

UBS
WM Int & CH | WM US | BB CH | Global AM | IB | CC
40

Business Banking CH – pre-tax profit



800
700
600
500
400
300
200
100
0
(CHF m)
540
567
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

41

Global Asset Management - pre-tax profit Impact of DRCM restructuring costs on performance before tax WM US Global AM IB WM Int & CH BB CH CC 330 364 0 50 100 150 200 250 300 350 400 450 500 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m)

Global AM - NNM1, invested assets and gross margin 1 Excluding money market flows WM US Global AM IB WM Int & CH BB CH CC (14.7) (25) (20) (15) (10) (5) 0 5 10 15 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) Institutional NNM (20) (15) (10) (5) 0 5 10 15 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) Wholesale intermediary NNM 13 (79) (43) (17) 765 891 600 700 800 900 1,000 Dec 07 Net new money Acq. Market movements / performance Currency Mar 08 (CHF bn) (14%) Invested assets Gross margin 42 35 25 30 35 40 45 50 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 (bps) Wholesale Intermediary Institutional (5.8) (16.8) (1.1)

Corporate Center - pre-tax profit WM US Global AM IB WM Int & CH BB CH CC 2Q07: Impact from gain on sale of 20.7% stake in Julius Baer of CHF 1,950 million 1Q08: Impact from a one-time accounting gain of CHF 3,860 million related to the issue of mandatory convertible notes on 5 March 2008 556 3,947 (1,000) (500) 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m)

Investment Bank – pre-tax profit and revenues

Pre-tax profit


3,000
0
(3,000)
(6,000)
(9,000)
(12,000)
(15,000)
(18,000)
(CHF m)
(4,167)
(18,228)
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Avg04 Avg05 Avg06 Avg07
Impact of own credit

Sales and trading - Equities revenues


3,000
2,500
2,000
1,500
1,000
500
0
(CHF m)
1,948
2,251
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Avg04 Avg05 Avg06 Avg07

Sales and trading - FICC revenues


0
(5,000)
(10,000)
(15,000)
(20,000)
(CHF m)
4,209
(19,113)
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Avg04 Avg05 Avg06 Avg07

Investment banking revenues


2,500
2,000
1,500
1,000
500
0
(CHF m)
1,659
557
1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Avg04 Avg05 Avg06 Avg07

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

45

Risk Positions

US sub-prime residential mortgage exposures and P&L 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes USD 0.7 billion of RMBS CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included 3 Amounts exclude credit valuation adjustments of USD 0.5 billion taken in first quarter 2008 for a single monoline insurer where hedge protection is considered ineffective 4 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3 5 At 31 March 2008, the market value of the gross exposure was USD 6.7 billion for super senior RMBS CDOs (excluding monoline exposure), USD 13.3 billion for RMBS and USD 0.4 billion for warehouse and retained RMBS CDOs USD billion Net exposures as of 31.12.071,2 P&L 1Q083 Other net changes4 Net exposures as of 31.03.081,5 Super senior RMBS CDOs 13.3 (5.3) (1.4) 6.6 RMBSs 14.2 (2.1) (3.2) 8.9 Warehouse and retained RMBS CDOs 0.1 0.2 (0.1) 0.1 Total 27.6 (7.3) (4.7) 15.6

US sub-prime positions - average marks 1 Average marks represent the ratio of market value of gross exposure to notional value of gross exposure 2 Net exposure represents market value of gross exposure net of short positions and hedges considered effective Average marks in %; net exposures in USD billion High grade RMBS CDOs Mezzanine RMBS CDOs - 12% protection Mezzanine RMBS CDOs CDOs squared Total super senior RMBS CDOs Residential mortgage-backed securities (RMBS) Warehouse and retained RMBS CDOs Average marks as of 31.12.071 72 72 53 29 58 74 27 as of 31.03.081 34 40 33 18 33 57 10 Net exposures as of 31.03.082 1.3 1.1 4.1 0.1 6.6 8.9 0.1 Average marks

US sub-prime positions - vintages and ratings Vintages1,2 in % < 2005 2005 2006 2007 High grade RMBS CDOs 1 20 77 2 Mezzanine RMBS CDOs - 12% protection 7 47 45 1 Mezzanine RMBS CDOs 5 30 58 7 CDOs squared 2 14 58 26 Total super senior RMBS CDOs1 4 31 59 6 Residential mortgage-backed securities (RMBS)2 2 18 64 16 Ratings3 in % AAA HG Mezz SIG Residential mortgage-backed securities (RMBS) 107 2 (6) (3) 1 Vintage information on super senior CDO positions is based on the weighted average loan age of the ABS collateral within each CDO, with the exception of CDO squared which is based on the issuance date of the underlying CDO collateral 2 Sub-prime RMBS vintage information is based on the issuance date of each position 3 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's

US Alt-A residential mortgage exposures and P&L 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes USD 4 million of RMBS CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included 3 Amounts exclude credit valuation adjustments of USD (23) million taken in the first quarter 2008 for a single monoline insurer where hedge protection is considered ineffective 4 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3 5 At 31 March 2008 the market value of the gross exposure was USD 0.3 billion for super senior RMBS CDOs (excluding monoline exposure), USD 14.6 billion for AAA-rated RMBS backed by first lien mortgages and USD 2.4 billion for other RMBSs USD billion Net exposures as of 31.12.071,2 P&L 1Q083 Other net changes4 Net exposures as of 31.03.081,5 Super senior RMBS CDOs 0.8 (0.4) (0.1) 0.3 AAA rated RMBSs, 1st lien 21.2 (4.5) (2.2) 14.5 Other RMBSs 4.6 (1.2) (1.1) 2.3 Total 26.6 (6.1) (3.4) 17.1

US Alt-A positions - average marks Net exposures in USD billion; average marks in % Average marks as of 31.12.071 Average marks as of 31.03.081 Net exposures as of 31.03.082 Super senior RMBS CDOs 74 30 0.3 AAA rated RMBSs, 1st lien 96 77 14.5 Other RMBSs 60 44 2.3 1 Average marks represent the ratio of market value of gross exposure to notional value of gross exposure 2 Net exposure represents market value of gross exposure net of short positions and hedges considered effective

US Alt-A positions - vintages and ratings Ratings3 in % AAA HG Mezz SIG Other RMBSs 37 59 0 4 Vintages1,2 in % < 2005 2005 2006 2007 Super senior RMBS CDOs1 2 30 56 12 AAA rated RMBSs, 1st lien2 7 Other RMBSs2 1 8 50 41 6 45 42 1 Vintage information on super senior CDO positions is based on the weighted average loan age of the ABS collateral within each CDO 2 Alt-A RMBS vintage information is based on the issuance date of each position 3 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's

US Alt-A positions - ratings1 by type of loan2 1 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's 2 Reflects approximately 95% of the overall RMBS population AAA HG Mezz SIG Option ARM 99 1 0 0 Hybrid & ARM 77 Fixed rate 95 4 1 0 20 1 2 HELOC % of total 38 51 11 0 23 20 50 7 Ratings1 in %

US commercial real estate exposures, P&L and ratings USD billion Net exposures as of 31.12.071 P&L 1Q08 Other net changes2 Net exposures as of 31.03.081,3 Super senior CMBS CDOs 1.0 (0.2) 0.0 0.8 US CMBS/CMBX trading positions 2.6 (0.1) (0.1) 2.4 US commercial real estate loans4 4.1 (0.1) (0.9) 3.1 Total 7.7 (0.4) (1.0) 6.3 US CMBS/CMBX trading positions5 64 36 - - - - 3 97 Ratings5 in % AAA HG Mezz SIG 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes additions, disposals, amortizations and adjustments to hedges 3 At 31 March 2008, the market value of the gross exposure was USD 0.8 billion for super senior CMBS CDOs (excluding monoline exposure), USD 13.7 billion for CMBS/CMBX trading positions and USD 3.1 billion for US commercial real estate loans 4 Includes net exposures of USD 411 million from equity investments 5 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's 6 Ratings of the US CRE loans are based on an internal credit rating assessments US commercial real estate loans6

US RLN program exposures and P&L USD billion Net exposures as of 31.12.071,3 P&L 1Q08 Other net changes2 Net exposures as of 31.03.081,3 Sub-prime and Alt-A 3.8 (1.2) 0.2 2.9 CMBSs 3.0 (0.2) (1.0) 1.9 Other ABSs and corporate debt 4.4 (0.2) 0.0 4.2 Total 11.2 (1.6) (0.7) 8.9 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes additions, disposals, amortizations, adjustments to hedges 3 US reference-linked note exposure has been excluded from the corresponding asset categories

US RLN program exposures Market value Credit protection Reference pool notional 3.8 Net 13.1 Gross 16.9 CMBSs Other ABSs and corporate debt Sub-prime and Alt-A USD billion 1.6 8.9 10.5 0.6 1.9 2.5 0.6 4.2 4.8 0.3 2.9 3.2 Net 11.2 13.1 3.0 4.4 3.8 31 Dec 07 31 Mar 08

US RLN program - ratings and vintages Vintages2 in % <2005 2005 2006 2007 Sub-prime and Alt-A 33 35 36 (4) Ratings1 in % AAA HG Mezz SIG Sub-prime and Alt-A 28 62 8 2 CMBSs 71 Other ABS and corporate debt 30 18 40 12 22 12 (4) 1 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's 2 Vintage information is based on the issuance date of each position

Exposure[1] to monoline insurers[2]

USD billion	Notional amount[3]	Fair value of underlying CDOs[4]	Fair value of CDSs[5] prior to CVA	Credit valuation adjustment as of 31.03.08	Fair value of CDSs after CVA
Credit protection on US RMBS CDOs	**11.6**	**4.4**	**7.2**	**2.3**	**4.8**
Of which from monolines rated AAA to A	**7.6**	**2.8**	**4.9**	**0.8**	**4.1**
on US sub-prime RMBS CDO high grade	*5.7*	*2.1*	*3.6*	*0.6*	*3.0*
on US sub-prime RMBS CDO mezzanine	*1.1*	*0.3*	*0.9*	*0.2*	*0.7*
on other US RMBS CDO	*0.8*	*0.4*	*0.4*	*0.1*	*0.3*
Of which from monolines rated BBB and below[6]	**4.0**	**1.7**	**2.3**	**1.5**	**0.8**
on US sub-prime RMBS CDO high grade	*0.6*	*0.2*	*0.5*	*0.1*	*0.4*
on US sub-prime RMBS CDO mezzanine	*1.6*	*0.7*	*0.9*	*0.9*	*0.0*
on other US RMBS CDO	*1.8*	*0.8*	*0.9*	*0.5*	*0.4*
Credit protection on other than US RMBS CDOs	**12.9**	**11.2**	**1.8**	**0.3**	**1.5**
Of which from monolines rated AAA to A	**12.2**	**10.6**	**1.6**	**0.2**	**1.4**
Of which from monolines rated BBB and below	**0.8**	**0.6**	**0.2**	**0.1**	**0.1**
Total[7]	**24.6**	**15.6**	**8.9**	**2.6**	**6.3**

1 Excludes the benefit of credit protection purchased from unrelated third parties
2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies
3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection
4 Collateralized debt obligations (CDOs)
5 Credit default swaps (CDSs)
6 Remaining credit protection from one single monoline insurer rated BBB and below in the amount of USD 696 million on sub-prime RMBS mezzanine CDOs and USD 333 million on other RMBS CDOs is considered ineffective. The valuation of the CDS amounts to USD 929 million and USD 423 million respectively, against which we have taken a credit valuation reserve of 100%
7 On 31 December 2007 the overall fair value of CDSs amounted to USD 4,476 million, of which USD 3,809 million are related to US RMBS positions and USD 667 million to other than US RMBS positions. The corresponding CVA amount taken against this exposure was USD 919 million, of which USD 871 million are related to US RMBS positions and USD 48 million to other than US RMBS positions. The difference between the CVA on 31 December 2007 and 31 March 2008 in the amount of USD 1.7 billion represents the loss booked in first quarter 2008

UBS

58

Leveraged finance commitments1 31.03.08 31.12.07 Fees, USD million Total 8.6 125 11.4 Cumulative markdown, net of fees, USD million 522 Cumulative markdown, gross of fees, USD million 647 3.6 3.3 0.3 Old deals Funded Unfunded 5.6 3.2 2.4 5.0 4.0 1.0 New deals Funded Unfunded 5.8 4.2 1.6 USD billion Average mark (%) 94 90 97 123 374 497 1 A leveraged finance deal is defined based on an internal rating which equals a corporate credit rating of BB- or worse at the point of commitment

Student loan exposures and P&L 1 Net exposure represents market value of gross exposure net of treasury hedges 2 Includes additions, disposals, amortizations and adjustments to hedges 3 At 31 March 2008 USD 4,977 million of the US student loan auction rate certificates and USD 16 million of the US student loan variable rate demand obligations were monoline wrapped 4 In addition to the student loan ARCs, UBS was holding USD 1,104 million core municipal auction rate certificates on 31 March 2008. The corresponding amount for 31 December 2007 was USD 1,387 million USD billion Net exposures as of 31.12.071 P&L 1Q08 Other net changes2 Net exposures as of 31.03.081,3 US student loan auction rate certificates4 4.5 (0.8) 5.0 8.7 US student loan variable rate demand obligations 0.2 - (0.1) 0.1 Other US student loan ABSs 3.0 (0.2) (1.3) 1.6 Total 7.7 (1.0) 3.7 10.4

Other

Rights issue expected timetable 27 May 2008 Ex-date for rights and start of rights trading and exercise period 9 June 2008 End of rights trading period 12 June 2008 End of rights exercise period 13 June 2008 First trading day of new shares 17 June 2008 Payment and settlement

Share count 102 102 1,972 2,172 2'172 1,972 Max 1,250 98 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Total ordinary shares issued as of 31 Mar 2008 Total post stock dividend Total post rights issue Total post rights issue and MCN conversion (Million) Total ordinary shares issued excluding treasury shares and stock dividend impact MCN conversion Treasury shares (assuming no change between 31 Mar 08 and 25 Apr 08) Stock dividend impact 2,074 2,172 2,172 - Max 3,423 Max 1,250 253 2,425 - Max c. 3,750 Rights issue - range of outcomes Total ordinary shares issued excluding impact from rights issue and MCN conversion Adj. of MCN due to rights issue

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	Marco Suter
	Name:	Marco Suter
	Title:	Group Chief Financial Officer

Date: May 6, 2008